September 11, 2014

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:            Jackson National Life Insurance Company of New York
JNLNY Separate Account I ("Registrant")
File Nos. 333-183046 and 811-08401

Dear Commissioners:

This filing is Amendment No. 351 under the Investment Company Act of 1940 and Post-Effective Amendment No. 13 under the Securities Act of 1933, and is being made under paragraph (b) of rule 485.  Its purposes are to incorporate responses to oral comments by the Commission staff on the amendment to the registration statement filed on June 11, 2014, under paragraph (a) of rule 485 (Accession No. 0000927730-14-000275), and to make sub-account changes and other non-material changes that we deem appropriate.  We propose that it becomes effective on September 15, 2014, as indicated on the facing sheet of the amendment.

If you have any questions, please call me at (517) 367-3872.

Yours truly,

/s/ FRANK J. JULIAN

Frank J. Julian
Assistant Vice President, Legal